EXHIBIT 21

Subsidiaries of the Company

Name	State of Incorporation

Westlands Resources Corporation	Nevada

Sustainable Forest Industries, Inc.	Delaware

Deven Resources, Inc.	Pennsylvania

DRI Operating Company	Pennsylvania

Tri-Coastal Energy, Inc.	Nevada

Clean Age Minerals, Inc.	Nevada

CA Properties, Inc.	Nevada

The Natural Resources Exchange, Inc.	Pennsylvania

Deerlick Royalty Partners, L.P.	Pennsylvania

DRI Operating (Ohio) Company	Ohio